SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K



              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996 Commission File Number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Atlantic Electric 401(K) Savings and Investment Plan - A
     6801 Black Horse Pike
     Egg Harbor Twp., N.J.  08234-4130

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


     Custom Stable Value Fund           Equity Index Fund
     T. Rowe Price, Inc.                T. Rowe Price, Inc.
     100 East Pratt Street              100 East Pratt Street
     Baltimore, Maryland 21202          Baltimore, Maryland  21202

     Equity Income Fund                 Spectrum Growth Fund
     T. Rowe Price, Inc.                T. Rowe Price, Inc.
     100 East Pratt Street              100 East Pratt Street
     Baltimore, Maryland  21202         Baltimore, Maryland  21202

     International Stock Fund           Atlantic Energy, Inc. Common Stock
     T. Rowe Price, Inc.                Atlantic Energy, Inc.
     100 East Pratt Street              6801 Black Horse Pike
     Baltimore, Maryland  21202         Egg Harbor Twp., NJ  08234-4130














TABLE OF CONTENTS



                                                           Page

Independent Auditors' Report                                   2

Atlantic Electric
  401(K) Savings and Investment Plan - A

Financial Statements as of December 31, 1996 and 1995
  and For The Year Ended December 31, 1996:
  Statements of Net Assets Available for Benefits              3
  Statement of Changes in Net Assets Available for Benefits    4
  Notes to Financial Statements                                5
Supplemental Schedules:
   I: Schedule of Reportable Transactions-Form 5500, Item 27d  15
  II: Schedule of Assets Held for Investment
      Purposes, December 31, 1996 - Form 5500, Item 27a        16







                                   *****

























INDEPENDENT AUDITORS' REPORT

Atlantic Electric
  401(K) Savings and Investment Plan - A

We have audited the accompanying statements of net assets available for benefits of Atlantic Electric 401(K) Savings and Investment Plan-A as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements, present fairly, in all material respects, the net assets available for benefits of Atlantic Electric 401(k) Savings and Investment Plan-A as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
June 26, 1997
ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - A

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995

ASSETS                                     1996            1995
Investments at fair value:
  Common Collective Trust            $31,416,584     $34,054,336
  Mutual fund accounts                33,689,981      23,293,265
  Participant Loans                    1,516,415       1,297,588
  Atlantic Energy, Inc. Common Stock     203,165           -

Contributions receivable:
  Atlantic City Electric Company          23,756          23,226
  Participants                            66,779          65,868

NET ASSETS AVAILABLE FOR BENEFITS    $66,916,680     $58,734,283






See notes to financial statements.


























ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - A


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996


                                                1996
Additions to assets:
  Investment income:
    Interest - GIC                          $1,973,147
    Interest - Participant Loans               109,824
    Dividends                                1,754,527
    Net appreciation
      of investments                         3,761,156

                                             7,598,654
  Contributions:
    Participants'                            3,383,252
    Employers'                               1,155,709

                                             4,538,961

    Total additions                         12,137,615

Deductions from Assets:
  Benefits paid to participants              3,950,568
  Administrative Fees                            4,650

    Total deductions                         3,955,218

Increase in net assets
  available for benefits                     8,182,397

Net assets available for benefits,
  at beginning of year                      58,734,283

Net assets available for benefits,
  at end of year                           $66,916,680


See notes to financial statements.

ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - A

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995



1.  SIGNIFICANT ACCOUNTING POLICIES

  Plan Description

  The Atlantic Electric 401(K) Savings and Investment Plan - A (the "Plan") is a defined contribution savings plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 and with the requirements for qualifications under Section 401(k) of the Internal Revenue Code. The Plan is administered by the Benefits/Trusts Investment Committee appointed by the Board of Directors of Atlantic Energy, Inc., parent holding Company of Atlantic City Electric Company. Employee contributions to the Plan are remitted to T. Rowe Price Trust Company and invested as directed by Plan participants.

  All full-time non-bargaining unit employees of Atlantic City Electric Company, its wholly-owned subsidiary, Deepwater Operating Company and effective February 9, 1995, all full-time employees of Atlantic Energy Inc., Atlantic Energy Enterprises, Inc., Atlantic Generation, Inc., Atlantic Thermal Systems, Inc., Atlantic Southern Properties, Inc., ATE Investments, Inc., and Atlantic Energy Technologies, Inc., (together referred to as the "Company"), are eligible to participate in the Plan. Additionally, any employee who is not a regular full time employee shall be eligible to participate in the Plan upon completion of 1000 hours of service. Employees may contribute up to 10% of base pay to the tax savings portion of the contributions in any of six investment options. Options available to the employee are the Custom Stable Value Fund, Atlantic Energy, Inc. Common Stock (effective January 1, 1996), Equity Index Fund, Equity Income Fund, International Stock Fund, and Spectrum Growth Fund. The tax savings portion of participant contributions (up to 6% of an employee's base pay) is matched by the Company at a rate of 50% not to exceed 3% of the employee's compensation. Federal Income taxes on these contributions and the related income are deferred until withdrawn. The benefits from the tax savings portion of the Plan can be withdrawn upon the attainment of age 59 1/2, retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10% of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns income that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

  Tax Status

  The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  Participant Accounts

  Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions. Income is recorded as earned. Distributions to participants are recorded in the period in which distributions are made. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

  Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

    Administration Costs

  Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

  Participant Loans Receivable

  The Plan began to make Participant loans effective April 1, 1995. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant Loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. The interest rate for 1996 and 1995 was 9%. Principal and interest is paid ratably through weekly payroll deductions.

    Investments

  The investment options available to plan participants have the following objectives:

  (i) Custom Stable Value Fund - to provide principal stability and a high level of monthly income;

  (ii) Equity Income Fund - to provide substantial dividend income and secondarily, long-term capital appreciations;

  (iii) Equity Index Fund - to match the performance of the Standard & Poor's Stock Index;

  (iv) International Stock Fund - to provide the diversifications of an international fund as well as the opportunity for long-term capital growth;

  (v) Spectrum Growth Fund - to provide long-term growth of capital;

  (vi) Atlantic Energy Company Stock - to provide maximum capital appreciation and dividend income form
          Atlantic Energy Common Shares.


  The investments in Mutual Funds are stated at fair value as determined by quoted market prices. The investments in the Common Collective Trust are stated at contract value (which approximates fair value) which is the aggregate of contributions and income earned on such contributions, less participants' withdrawals.

  The following table represents the fair value of investments by issuer comprising 5 percent or more of the Plan's assets:

                                              December 31,
     Investments at Fair Value:           1996           1995

  Custom Stable Value Fund          $31,416,584    $34,054,336
  Equity Index Fund                  10,711,382      7,395,022
  Equity Income Fund                 18,645,089     14,156,541
                                      $60,773,055    $55,605,899

  The net appreciation in fair value of each significant type of investment is as follows:

                                              December 31,
                                          1996           1995

     Custom Stable Value Fund          $  -0-         $   -0-
     Equity Index Fund                  1,522,724      1,448,040
     Equity Income Fund                 1,913,605      2,550,472
                                       $3,436,329     $3,998,512


  The custom stable value fund invests funds in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

  For the years ended December 31, 1996 and 1995 the guaranteed insurance contracts of the Custom Stable Value
  Fund, in aggregate, had an average yield of 6.36% and 6.31% respectively.

  At December 31, 1996 and 1995, the fund had a weighted average crediting interest rate of 6.93% and 6.77%, respectively.

  Distributions

  At December 31, 1996 and 1995, there were no benefits payable to plan participants.

2.    PARTICIPANT-DIRECTED INVESTMENT FUNDS AS OF DECEMBER 31, 1996 AND 1995

Net assets available for plan benefits, and changes therein, are presented below for each participant-directed investment fund for the year ended December 31, 1996:
                                                 (In Dollars)

Net Assets available for Plan Benefits December 31, 1996
                         Custom Stable        Equity           Equity           Spectrum
                          Value Fund         Index Fund      Income Fund       Growth Fund

Investments
  Common Collective
    Trust                  $31,416,584       $                $                 $
  Mutual Fund
    Accounts                                  10,711,382       18,645,089        2,563,007
  Atlantic Energy, Inc.,
    Common Stock
Contributions Receivables
  Employee                      16,330            19,191           22,688            4,829
  Employer                      23,739                 8                1                5

Participant Loans
Net Assets Available
  for Plan Benefits        $31,456,653       $10,730,581      $18,667,778       $2,567,841


Net Assets available for Plan Benefits as of December 31, 1996 (continued)


                         Int'l            Loan       Atlantic Energy
                         Stock Fund       Fund             Stock             Total
Investments
  Common Collective
    Trust                  $              $                  $             $31,416,584
  Mutual Fund
    Accounts                1,770,503                                       33,689,981
  Atlantic Energy, Inc.
    Common Stock                                              203,165          203,165

Contributions Receivables
  Employee                      3,698                              43           66,779
  Employer                          3                                           23,756

Participant Loans                          1,516,415                         1,516,415

Net Assets Available        _________
  for Plan Benefits        $1,774,204     $1,516,415         $203,208      $66,916,680





Changes in Net Assets available for Benefits for the year ended December 31, 1996
                        Custom Stable        Equity            Equity          Spectrum
                         Value Fund        Index Fund       Income Fund       Growth Fund
Additions:
  Employer              $ 1,080,810        $   36,311        $   34,969        $    2,717
  Employee                  842,149           925,935         1,210,611           229,398

 Investment Income
   Interest - GIC         1,973,147
   Interest-Loans            31,720            29,980             35,347            8,564
   Dividends                  -               356,450          1,169,397          175,944
   Net Appreciation
    of Investment                           1,522,724          1,913,605          195,863
  Interfund
    transfers            (4,114,967)          853,573          1,068,645          877,984
TOTAL ADDITIONS            (187,141)        3,724,973          5,432,574        1,490,470

Deductions
  Distributions
    to Participants      (2,451,876)          (407,068)         (941,739)         (79,951)
  Administrative Fees        (1,810)            (1,008)           (1,474)            (203)
TOTAL DEDUCTIONS         (2,453,686)          (408,076)         (943,213)         (80,154)

Increase in
  net assets             (2,640,827)         3,316,897         4,489,361        1,410,316

Net assets available
  for plan benefits,
  1/1/96                 34,097,480          7,413,684        14,178,417        1,157,525
Net assets available
  for plan benefits,
  12/31/96              $31,456,653        $10,730,581       $18,667,778       $2,567,841
/TABLE

Changes in Net Assets available for Benefits for the year ended December 31, 1996 (continued)
                        Int'l                Loan        Atlantic Energy
                      Stock Fund             Fund             Stock               Total
Additions:
  Employer               $      902      $                                    $ 1,155,709
  Employee                  166,426                           $  8,733          3,383,252

  Investment Income
    Interest - GIC                                                              1,973,147
    Interest-Loans            3,634             457                122            109,824
    Dividends                46,345                              6,391          1,754,527
    Net Appreciation
      of Investments        131,529                             (2,565)         3,761,156
  Interfund
      transfers             905,861         218,370            190,534              -0-
                          _________         _______                            __________
TOTAL ADDITIONS           1,254,697         218,827            203,215         12,137,615
Deductions
  Distributions
      to Participants       (69,934)                                           (3,950,568)
  Administrative Fees          (148)        _______                 (7)            (4,650)
TOTAL DEDUCTIONS            (70,082)          -0-                   (7)        (3,955,218)

Increase in
   net assets             1,184,615         218,827            203,208          8,182,397

Net assets available
   for plan benefits,
   1/1/96                   589,589       1,297,588               -0-          58,734,283
Net assets available
   for plan benefits,
   12/31/96              $1,774,204      $1,516,415           $203,208        $66,916,680

Net assets available for plan benefits, and changes therein, are presented below for each participant-directed investment fund for the year ended December 31, 1995:
                                                 (In Dollars)

Net Assets available for Plan Benefits as of December 31, 1995
                      Custom Stable         Equity          Equity           Spectrum
                        Value Fund        Index Fund      Income Fund       Growth Fund
Investments
  Common Collective
    Trust              $34,054,336        $               $                  $

  Mutual Fund
    Accounts                               7,395,022       14,156,541         1,154,349


Contributions Receivable
  Employee                  19,918            18,662           21,876             3,176
  Employer                  23,226


Participant Loans

Net Assets Available
   for Plan Benefits   $34,097,480        $7,413,684      $14,178,417        $1,157,525


/TABLE

Net Assets available for Plan Benefits as of December 31, 1995 (continued)


                              Int'l             Loan
                           Stock Fund           Fund               Total
Investments
  Common Collective
    Trust                  $              $                  $34,054,336

  Mutual Fund
    Accounts                  587,353                         23,293,265


Contributions Receivables
  Employee                      2,236                             65,868
  Employer                                                        23,226


Participant Loans                          1,297,588           1,297,588

Net Assets Available
  for Plan Benefits        $  589,589     $1,297,588         $58,734,283








/TABLE

                                      SCHEDULE I

ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - A

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996

Transactions or series of transactions in excess of 5% of the market value of plan assets:


              Description                                Net Gain
Units or         of                           Market        or
 Shares      Investment           Cost        Value        (Loss)


Purchases:
             T. Rowe Price
             Custom Stable
             Value Fund       $3,672,817

             T. Rowe Price
             Equity Income
                Fund           4,472,395

             T. Rowe Price
             Equity Index
                Fund           2,810,448


Sales:
          T. Rowe Price
             Custom Stable
             Value Fund        6,309,916    $6,309,916  $   -0-

          T. Rowe Price
          Equity Income
                Fund           1,557,387     1,889,372   331,985

          T. Rowe Price
          Equity Index
                Fund             863,345     1,011,212   147,867












                                                     Schedule II

ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - A

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

                         Description of                  Current
                          Investment        Cost          Value

Custom Stable Value Fund  GIC             $31,416,584 $31,416,584

Equity Index Fund         Mutual Fund       8,081,137  10,711,382

Equity Income Fund        Mutual Fund      15,037,066  18,645,089

Spectrum Growth Fund      Mutual Fund       2,337,273   2,563,007

International Stock Fund  Mutual Fund       1,639,911   1,770,503

Atlantic Energy, Inc.     Common Stock        206,714     203,165
  Stock*

Participant Loans         Various Loans
                          at 9%, maturing   1,516,415   1,516,415
                          January 1997
                          through January
                          2002.

TOTAL ASSETS HELD FOR INVESTMENT          $60,235,100 $66,826,145







*Represents a qualified investment in an Employer related security.

















                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  June 26, 1997           /s/ L. M. Walters
                                   L. M. Walters
                                     Treasurer

                          Exhibit Index




Exhibit No.
23                 Independent Auditors' Consent
                                                  Exhibit 23




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement No. 333-11683 on Form S-8 of Atlantic Energy, Inc. of our report dated June 17, 1997, appearing in this Annual Report on Form 11-K of Atlantic City Electric Company 401K Savings and Investment Plan - A for the fiscal year ended December 31, 1996.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
June 26, 1997